

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Toshiko Iwamoto Kato
President
Easy Organic Cookery, Inc.
375 N. Stephanie St. Suite 1411
Henderson, Nevada, 89014-8909

>   **Re: Easy Organic Cookery, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 17, 2010**
>   **File No. 333-169449**

Dear Mrs. Kato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the disclosure required by Item 102 of Regulation S-K. We note that Note 5 to your financial statements on page 39 states that you do not own or rent any property, but this does not satisfy the disclosure requirements of Item 102.

Prospectus Cover Page, page 3

2. Please expand the seventh paragraph on page three to state that you are a development stage company, and to state that your auditors have issued a going concern opinion, as opposed to a comment.

Summary Information, page 6

3. Please revise the first paragraph on page six, and your summary as appropriate, to make clear that the summary includes the key aspects of the filing. See the instruction to Item 503(a) of Regulation S-K.

Summary Information About Easy Organic Cookery, Inc., page 6

4. Please revise the third paragraph on page six to clarify that the sale of your common stock was to your sole officer and director.

5. Please revise the second to last paragraph on page six to remove the word "neither." Refer to Note 4(d)(2)(vi) to Rule 421(b) of Regulation C.

Summary of the Offering by the Company, page 6

6. In the third sentence of the last paragraph on page six you state that the offering price is fixed at $0.010 for the duration of the offering. In comparison, in the second paragraph on page 19 you state that the "Company will file a post effective amendment to reflect the change to a market price when and if its shares begin trading on a market or exchange." Please revise these sections to be accurate and consistent.

7. Please expand the fourth sentence of the first paragraph under this subheading to clarify the types of arrangements to which you are referring, or alternatively, remove the sentence. Please make conforming revisions to the first paragraph on page 19.

Market for the common shares, page 7

8. Please revise your disclosure in the table on page 7 under the topic "Market for the common shares" to state whether you have any plans to have your common stock quoted or listed. We note your disclosure on page 19 references being traded on a market or exchange, and being quoted on the OTCBB.

Use of proceeds, page 7

9. Please ensure that your references to the company are consistent throughout your filing. In this regard, we note that you reference "Organic" in the table on page 7 under the topic "Use of Proceeds."

Risk Factors, page 8

10. In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state

Toshiko Iwamoto Kato
 Easy Organic Cookery, Inc.
October 15, 2010
 Page 3

        specific material risks to your company or to the purchasers in this offering. For
        example, we note that the following risk factors appear to contain generic disclosures:

        - If our stock is quoted on the over-the-counter bulletin board…, page 12;
        - In the case if the company is dissolved…, page 14;
        - Our operating results may prove unpredictable…, page 14; and
        - If we are unable to continually develop our products…, page 16.

        Please note these are examples only. You should review your all of your risk factors and
        revise as necessary.

Once Our Auditors Have Issued a Going Concern Opinion…, page 9

11. Please revise this risk factor subheading to clarify that your auditors have already issued a
    going concern opinion. Please also revise the risk factor accordingly.

12. Here and elsewhere in your filing you refer to your officers and directors in plural form
    even though it appears that you have only one officer and director. Please revise your
    disclosure throughout the filing to ensure that you clearly state that you have a sole
    officer and director.

The Company's Management Could Issue Additional Shares…, page 10

13. In the first sentence of the last risk factor on page 10, it appears that your reference to
    4,500,000 shares issued and outstanding after the offering should be 15,000,000 shares
    issued and outstanding after the offering. Please revise or advise.

This Offering is Aiming to Raise $45,000…, page 13

14. Please revise the second paragraph on page 13 to clarify whether you are disclosing that
    your sole officer and director is unqualified in the internet services for the organic
    cookery market and therefore unable to perform the requirements of her position. If so,
    tell us why you state on page 15 that her departure would have a material adverse effect
    and elaborate upon your Business discussion to explain why she determined to start this
    business if she has no experience in it.

Key Management Personnel May Leave…, page 15

15. In the second full paragraph on page 15, delete the statement beginning the "Company
    believes that all commercially reasonable efforts have been made…" because it mitigates
    the point of the risk.

Use of Proceeds, page 16

16. Please revise to disclose the amount of <u>net</u> proceeds anticipated to be raised under each of the 25%, 50%, 75% and 100% offering scenarios.

17. It appears your offering is being completed on a "best-efforts" basis, if so; you should revise your disclosures to include language clarifying that:

- the offering is on a "best-efforts" basis;
- the offering scenarios presented are for illustrative purposes only, and;
- the actual amount of proceeds, if any, may differ.

Dilution, page 17

18. Please revise to disclose the aggregate amount of the post-offering book value under each of the 25%, 50%, 75% and 100% offering scenarios and to disclose the post-offering book value per share under each of the 25%, 50%, and 75% offering scenarios. Please also revise to disclose the number of shares, percentage of shares owned and dollar amount and percentage of total capital contributed by existing shareholders' after the offering under each of the 25%, 50%, 75% and 100% offering scenarios.

Plan of Distribution, page 19

19. Please revise the second paragraph on page 19 to use consistent references to the OTCBB. In this regard, we note your references in this paragraph to the "OTCBB", "Bulletin Board", "Over The Counter Bulletin Board", and "OTC Electronic Bulletin Board." Please make conforming changes to your filing as appropriate.

20. Please revise the fifth sentence of the second paragraph on page 19 to clarify that securities are quoted, not listed, on the OTCBB.

21. We note your indication that you intend to seek a listing on the OTCBB. If you are unsuccessful in obtaining quotation of your securities on the OTCBB, please explain what your plans are, if any. In this regard if you intend for your securities to be quoted on the Pink Sheets, please be advised that the website of the OTC (*http://www.otcmarkets.com/otcguide/no_attorneys.jsp*) identifies Ms. Dalmy as an attorney from whom the Pink OTC Markets will not accept attorney letters or legal opinions. Address the impact of this upon your ability to trade on the Pink Sheets.

22. Please revise the third paragraph on page 19 to clarify that your offering will conclude "at the earlier of" the sale of all shares or 90 days.

23. Please revise this section to explain how you intend to sell your securities. We note your plans to self-underwrite this offering presumably by selling the stock through your sole officer and director. Please state as much and disclose whether your sole officer and

director is registered as a broker-dealer under Section 15 of the Exchange Act. If not, please disclose whether she intends to rely on Rule 3a4-1 of the Exchange Act. Your response should include a supplemental analysis of the basis for such reliance.

Description of Securities, page 19

Non-Cumulative Voting, page 20

24. Please revise the last sentence under this subheading to clarify that your sole director and officer is the present stockholder that will own 70% of your outstanding shares upon completion of this offering.

Anti-Takeover Provisions, page 20

25. In light of your incorporation in Nevada, and your by-laws therefore being subject to Nevada law, please expand your discussion under this subheading on page 20 to clarify why there are no anti-takeover provisions that have the effect of delaying or preventing a change in your control.

Description of Business, page 21

26. Please revise to discuss the current and future status of the development of each of your personalized services. Specifically, as it appears that the first step to your business is the development of organic recipes, state the status of this aspect of your business plan. Disclose whether you have identified and/or entered into any arrangement with respect to the sale of any of your "partners' organic ingredients."

27. Please expand your business discussion, and your filing throughout as appropriate, to describe the types of appliances you expect to provide, the sources and availability of such appliances, the manner in which you expect to distribute these appliances, and all other relevant disclosure requirements of Item 101(h)(4) of Regulation S-K.

28. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the following statements that you make regarding your proposed business.

   • "The search for a healthier life is linked directly to improvements in our eating habits and how we choose our foods", page 21,
   • "…their production has less environment [sic] impact", page 21,
   • "New research from The Natural Marketing Institute (NMI)…", page 23, and
   • "Analysis of this survey reveals the sale of organic food via the internet represents only 2.2% of the overall market", page 23.

   Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

29. You cite www.ota.com/organic/mt/business.html as the source of statements you make on pages 21 and 23. It does not appear that this source supports the statements made. Please revise or advise.

30. There appears to be a typo in your website address on the top of page 22. Please revise.

31. Please revise the first paragraph on page 22, and throughout your filing as appropriate, to disclose the status of your website. We note that it appears your website is already under development at www.easyorganicookery.com, but your disclosure in the first paragraph on page 22 and in the sixth paragraph on page 28 suggests otherwise. We also note that your table on page 40 indicates that you do not intend to begin funding the website development until your seventh month of development.

32. Please expand your discussion on page 24 to clearly state whether or not you have any arrangements in place with any of the companies identified as organic food suppliers.

Competitive Advantages, page 26

33. Please expand your disclosure on page 26 to describe the current competitive conditions and your expected position in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Social & Environmental Responsibilities, page 27

34. Please expand your discussion beginning on page 27 to clarify whether you have entered into any arrangements with TransFair USA. Please also describe what type of "investment" you intend to make in the entity. For example, state whether you intend to make a charitable donation of 3% of your profits or obtain an ownership position in TransFair USA.

Regulatory Matters, page 28

35. In the fourth full paragraph on page 28 you state that you do not anticipate having to expend significant resources to comply with governmental regulations, but on page 41 you indicate that you still need to "verify certifications and possible government approvals needed to execute [your] business." Considering it does not appear you have completed your analysis of the potential applicability of governmental regulations, please revise your disclosure accordingly.

Available Information, page 28

36. Please revise the tense of the first full paragraph on page 29 to clarify that you are not yet subject to the reporting requirements of the Securities Exchange Act of 1934, or advise us why you believe otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Plan of Operation, page 40

37. Please revise the first paragraph of this section to state when the 12 month development period to which you are referring began or will begin.

38. Please revise your plan of operations discussion to clearly identify your proposed business and products. Your discussion should explain your plan in sufficient detail so that your prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should include how you plan to earn revenues and how you expect to develop your business and market food and appliance products. Your plan of operation should specifically address the stage of development of your business and should include information about when you expect to have agreements with suppliers/partners in place along with how you anticipate sourcing products from your suppliers/partners under both your Easy Organic Cookery and Easy Organic Cookery Plus (EOC+) business models and how you anticipate delivering such products to your customers. We are particularly interested in how you anticipate earning revenues under your EOC+ business model as you disclose that your service will deliver to your customers all of the ingredients needed to prepare the meals planned and selected by your nutritionists. However, based on your description of your proposed business, it does not appear you plan to purchase and sell organic food directly, but rather to source such products through third party suppliers/partners. Please ensure your revised disclosure clarifies how you anticipate each of your business models will work. Please also disclose when you expect your website to go into service and when you expect to begin generating revenues. Your discussion should address the anticipated costs of market research, developing your organic recipes, finding supplier partners, sourcing products and developing your website. To the extent that your plans would be aborted or curtailed under offering scenarios less than 100%, please provide detailed disclosures regarding how you plan to proceed under each of those offering scenarios.

Capital Resources and Liquidity, page 41

39. Since your offering is being conducted on a "best-efforts" basis, you should discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosures to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and/or 100% offering levels. We note your disclosure that you believe that 25% of the amount of the offering would likely allow you to operate for at least one year; however, it appears that if only 25% of the shares offered are sold, you do not anticipate devoting any of such proceeds to the development of your website. Please disclose how you anticipate generating revenues without developing your website.

40. We note your statement in the second full paragraph on page 42 that you are "highly dependent upon the success" of this offering. Please revise this to state that you are <u>exclusively</u> dependent on this offering or advise us why you believe otherwise.

41. Considering you have not yet developed your product or marketing plan and you have no revenues to date, please expand the third full paragraph on page 42 to discuss why you do not anticipate researching further products or services, or purchasing any significant equipment. Please also explain, in light of your stated anticipated need for nutritionists and the fact that you currently have only one employee, why you do not expect any significant additions to your number of employees.

42. We note your indication that Mrs. Kato may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months.   On page 6 you state that she may lend you funds to meet your short to medium term financial obligations. Ensure that your disclosure is consistent as to the type of financial assistance Mrs. Kato may be willing to provide in terms of types of expenses and how you define "short to medium term."

Directors and Executive Officers, page 43

43. Please provide Mrs. Kato's address in your table on page 43. In this regard, we note that she executed the registration statement in the City of Sao Paolo. Please provide appropriate risk factor disclosure that addresses the ability of your sole officer and director to start and manage your business in the United States when her residence is elsewhere.

Business Experience, page 43

44. Please specifically state Mrs. Kato's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. If Mrs. Kato was retired at any time during the past five years, please state so. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 46

45. Please revise the last paragraph on page 46 to state the exemption from registration under the Securities Act of 1933 upon which you relied in issuing 10,500,000 shares to Mrs. Kato.

46. Your discussion of sales under Rule 144 in the last paragraph on page 46 does not take into account that your sole stockholder is an affiliate of the company and, therefore, subject to different restrictions and that such shares were issued while you were still a shell company. Please revise this discussion to address sales under Rule 144 under these circumstances.

47. Please revise the first paragraph on page 47 to use consistent terms to reference Mrs. Kato. Currently, the paragraph separately refers to her as Mrs. Kato and the President.

Recent Sales of Unregistered Securities, page 48

48. Please revise the second full paragraph on page 48 to clarify to which shares you are referring.

July 28, 2010, page 48

49. Please revise the fourth full paragraph on page 48 to state the date upon which you received payment for the 10,500,000 shares issued to Mrs. Kato. In this regard, we note that Note 4 to your financial statements indicates that this payment was received in August 2010.

50. Please expand your discussion in the fifth full paragraph on page 48 to state briefly the facts relied upon to make Rule 903(b)(3) of Regulation S available to you. Refer to Item 701(d) of Regulation S-K.

Exhibit 5.1 Opinion of Diane D. Dalmy

51. Please have counsel revise her opinion to reference the date upon which your next amended registration statement is filed. We note, for example, that this registration statement was filed on September 17, 2010, but counsel's opinion states that it applies to a registration statement filed on September 3, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director